PURE GOLD
MINERALS INC. T.PUG

02015010

02 FEB 11 AM 8:09

Fax:	**1-202-942-9624**
To:	**Securities & Exchange Commission – Washington, D.C.**
Attention:	**Compliance**
From:	**Debra Watkins**
Re:	**Pure Gold News Release**

SUPPL

STRICTLY CONFIDENTIAL

Please deliver to the addressee immediately

PLEASE FIND ATTACHED LATEST NEWS RELEASE

Re: File No: 82-3520

PROCESSED
FEB 14 2002
THOMSON
FINANCIAL

dl 2/11

1255 West Pender Street
Vancouver, B.C. Canada V6E 2V1
Phone: 604-687-2038 Fax: 604-687-3141

NEWS RELEASE
PURE GOLD MINERALS INC.

1255 West Pender Street, Vancouver, B.C. V6E 2V1
Tel.: (604) 687-2038 / Fax.: (604) 687-3141

February 7, 2002 *TSE SYMBOL: PUG*

ARTEMISIA MINI-BULK SAMPLE YIELDS MACRODIAMONDS

Donald R. Sheldon, President of Pure Gold Minerals Inc. ("Pure Gold"), is pleased to report diamond results for the mini-bulk sample collected from the Artemisia kimberlite during the fall 2001 field program.

Situated on the Kim property in the north Slave craton region of Nunavut, the Artemisia kimberlite was discovered by drilling in September 2001. The discovery hole was located at the interpreted center of the body and terminated in kimberlite at a depth of 169 metres. Microdiamond results from samples of drill core and surface exposures were reported on November 1, 2001 and January 18, 2002. Geologic mapping suggests that Artemisia is at least 150 m by 140 m in size.

A mini-bulk sample weighing 1,157 kilograms was collected from talus and outcrop at three separate sites located 60 m northeast, 71 m west and 48 m southeast of the discovery hole drill collar. The sample was processed through the dense media separation plant at Ashton Mining of Canada Inc.'s ("Ashton") North Vancouver laboratory and returned a total of 0.20 carats of diamonds larger than 0.8 mm using a square aperture screen. These results give the sample an estimated diamond content of 17.3 carats per hundred tonnes. The largest diamond recovered was a colourless octahedral aggregate measuring 2.25 x 1.75 x 1.35 mm. The next two largest stones are whole colourless crystals and measure 2.05 x 1.93 x 1.00 mm and 2.05 x 1.38 x 1.20 mm, respectively. These data suggest that larger stones may be present.

This mini-bulk sample was small in size and consisted only of material collected from surface exposures of talus and outcrop. Accordingly, a larger, representative sample of five to ten tonnes will be collected from Artemisia by core drilling during the 2002 winter exploration program.

Pure Gold holds its interest in the Kim property under the Slave Regional Joint Venture with Ashton (ACA:TSE), who is the operator of all programs. Pure Gold holds an approximate 10 per cent interest in the joint venture.

Brooke Clements, Professional Geologist and Ashton's Vice President, Exploration, is responsible for the design and conduct of the exploration programs, and the verification and quality assurance of analytical results.

FINANCING OF $2.1 MILLION CLOSES

Furthermore, Pure Gold is pleased to announce that it has closed the brokered private placement announced on January 23, 2002. Pure Gold completed the sale of 10,000,000 Units at $0.20 per Unit.

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Haywood Securities Inc. acted as agent for the offering and was paid a corporate finance fee of $15,000, a cash commission of 7.5% of the total proceeds raised, and was issued broker's warrants representing 10% of the total number of Units sold under the offering. Each broker's warrant entitles the Agent to acquire one common share of Pure Gold, exercisable for a period not later than 2 years from the date of closing, at a price of $0.20 per common share.

In addition, two directors of Pure Gold purchased 660,000 common shares at $0.20 per common share. No commission was paid for the non-arm's length transaction.

For further information, please contact:

Donald R. Sheldon – President
(604) 687-2038 or visit our website at www.puregold.ca